UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

6465 South Rainbow Boulevard

Las Vegas, NV 89118

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304

1.	Names of Reporting Persons William S. Boyd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,090,031*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 15,090,031*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,090,031*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%**
14.	Type of Reporting Person IN

* As discussed herein, does not include 55,317 performance-based restricted stock units (“PSUs”) granted to Mr. Boyd under the Company’s 2012 Stock Incentive Plan, as amended and restated from time to time (the “2012 Stock Incentive Plan”) and 2020 Stock Incentive Plan, as amended and restated from time to time (the “2020 Stock Incentive Plan”), as applicable.

** Based on 109,583,710 shares of the issuer’s Common Stock outstanding on May 2, 2022 as reported in the issuer’s Form 10-Q for the quarter ended March 31, 2022 filed with the Commission on May 6, 2022.

CUSIP No. 103304

Item 1.	Security and Issuer

This Amendment No. 6 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2009, as subsequently amended on October 22, 2009, February 4, 2010, November 22, 2010, February 28, 2014 and April 22, 2019 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 6465 South Rainbow Boulevard, Las Vegas, NV 89118.

William S. Boyd is filing this Amendment to report changes in Mr. Boyd’s beneficial ownership since the date of the prior amendment of the Schedule 13D. The information set forth under Item 4 hereof is incorporated herein by reference.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Items 1, 6 and 7 in this Schedule 13D is incorporated herein by reference. Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by him or to the extent of his pecuniary interest, including to the extent of his pecuniary interest in any trust, partnership or other entity which owns such securities.

Mr. Boyd will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. Boyd has in the past acquired, and may in the future acquire, stock awards, stock options or other rights to acquire securities of the Company in the ordinary course of business in connection with his service as an officer and director of the Company.

Other than (i) as set forth herein, (ii) in Mr. Boyd’s capacity as an officer and director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Mr. Boyd has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Mr. Boyd beneficially owns or may be deemed to beneficially own an aggregate of 15,090,031 shares of the Company’s Common Stock, consisting of:

•	14,983,162 shares as the settlor, trustee and beneficiary of the William S. Boyd Gaming Properties Trust; and
•	106,869 vested Career RSUs awarded under the Company’s 2002 Stock Incentive Plan, as amended from time to time, the 2012 Stock Incentive Plan and the 2020 Stock Incentive Plan, as applicable; each representing a contingent right to receive one share of Common Stock upon retirement from the Company.

Excluded from Mr. Boyd’s beneficial ownership are (i) 4,416,000 shares of Common Stock contributed to WSB-BYD LLC, a Nevada Limited-Liability Company (“WSB-BYD”), as Marianne Boyd Johnson has sole investment and voting power over the shares as the managing member of WSB-BYD and (ii) 186,617 shares of Common Stock held by Mr. Boyd’s spouse. Mr. Boyd disclaims beneficial ownership of the shares of Common Stock contributed to WSB-BYD and the shares of Common Stock held by his spouse and this Schedule 13D shall not be deemed an admission that Mr. Boyd is the beneficial owner of any such shares for the purpose of Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Excluded from Mr. Boyd’s beneficial ownership are 55,317 PSUs granted to Mr. Boyd under the 2012 Stock Incentive Plan and 2020 Stock Incentive Plan, as applicable.

Each PSU represents a contingent right to receive up to a maximum of two shares of Company Common Stock upon vesting. The PSUs are eligible to vest as follows (where, in accordance with the preceding sentence, Mr. Boyd is eligible to receive up to a maximum of two times the number of shares listed in each bullet below depending on achievement of performance metrics, as described below):

•	29,250 PSUs granted in 2019 vest at the end of Fiscal Year 2022 upon Compensation Committee determination of Company performance against performance metrics (as described below);
•	14,508 PSUs granted in 2021vest at the end of Fiscal Year 2024, upon Compensation Committee determination of Company performance against performance metrics (as described below); and
•	11,559 PSUs granted in 2022 vest at the end of Fiscal Year 2025, upon Compensation Committee determination of Company performance against performance metrics (as described below).

Vesting is subject to the achievement of specific performance metrics, including net revenue growth and EBITDA growth, with each metric weighted separately and equally. The measurement period for PSUs commences on January 1 of the year following the grant year and runs through December 31 of the third year following the grant year. The achievement level of each performance metric will determine the final payout of shares under the award at the end of the measurement period. For the maximum payout of 200% to be earned, all performance metrics must be satisfied at a maximum performance level. In contrast, if none of the performance metrics achieves the minimum performance level, then no shares will be paid. Achievement between the payout points established by the Compensation Committee will be interpolated on a linear basis.

Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by him or to the extent of his pecuniary interest, including to the extent of his pecuniary interest in any trust, partnership or other entity which owns such securities.

(b) The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Mr. Boyd holds sole dispositive and voting power over an aggregate of 15,090,031 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares contributed to WSB-BYD and the shares held by Mr. Boyd’s spouse.

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The transaction described in Item 6 hereof is reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof.

Other than the transaction disclosed above, there were no other transfers in the Company’s Common Stock effected during the 60 days prior to the date hereof by Mr. Boyd.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 13, 2022, The Marianne Boyd Gaming Properties Trust, The William Richard Boyd Gaming Properties Trust and The William S. Boyd Gaming Properties Trust, the sole members of WSB-BYD, entered into an Operating Agreement for WSB-BYD (the “Operating Agreement”) pursuant to which the trusts agreed to contribute 192,000 shares, 192,000 shares and 4,416,000 shares, respectively, of Common Stock to capitalize WSB-BYD. Under the Operating Agreement, Ms. Johnson is the manager of WSB-BYD with sole voting and dispositive power over the shares of Common Stock held by it.

The foregoing description of the Operating Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed hereto as Exhibit 99.1.

Item 7.	Material to Be Filed as Exhibits

99.1	Operating Agreement of WSB-BYD LLC, a Nevada Limited-Liability Company, dated June 7, 2022.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: June 17, 2022

By:	/s/ William S. Boyd
Name:	William S. Boyd
Title:	Co-Executive Chair of Boyd Gaming Corporation